Ritchie Bros. Auctioneers Incorporated 9500 Glenlyon Parkway, Burnaby, BC Canada V5J0C6

Tel: 778-331-5500 • Fax: 778-331-4628 rbauction.com

November 3, 2016

VIA EDGAR SUBMISSION

Kathleen Collins

Accounting Branch Chief

Office of Information Technologies and Services

United States Securities and Exchange Commission

Washington, D.C 20549

Re: Ritchie Bros. Auctioneers Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 25, 2016

Form 10-Q for the Quarterly Period Ended June 30, 2016

Filed August 8, 2016

Form 8-K furnished August 8, 2016

File No. 001-13425

Dear Ms. Collins:

This letter is written in response to the comments included in your letter dated October 20, 2016, regarding your review of Ritchie Bros. Auctioneers Incorporated’s Forms 10-K, 10-Q, and 8-K referenced above. We have included your original comments in bold text below for your convenience. References in this letter to “we”, “our”, “us” or “the company” are to Ritchie Bros. Auctioneers Incorporated and its subsidiaries.

Comments and Responses for Form 10-Q for the Quarterly Period Ended June 30, 2016

“Part I, Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations”, page 35

1.	We note several instances where you present a non-GAAP measure without presenting the comparable GAAP measure. For example, you present EBITDA Margin, Debt/Adjusted EBITDA, Adjusted Dividend Payout Ratio, and Return on Invested Capital (“ROIC”) in your Form 10-Q and you also present Working Capital Intensity and Return on Net Assets (“RONA”) in your Form 8-K filed August 8, 2016 without presenting the comparable GAAP measure. Please revise your future filings to include the comparable GAAP measures and ensure that your non-GAAP measures do not precede the most directly comparable GAAP measure. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

For future filings, if we include a non-GAAP measure, we will present the comparable GAAP measure with equal or greater prominence as set forth in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

2.	We note several instances in your Form 10-Q and your August 8, 2016 Form 8-K where you present a non-GAAP measure that is not clearly labeled as such. For example, ROIC, RONA, and Working Capital Intensity. Please revise your disclosures in future filings to clearly label these measures as non-GAAP.

For future filings, if we include a non-GAAP measure, we will clearly label them as such.

Please contact me if you have any additional questions after reviewing our responses to your comments.

Very truly yours,

/s/ Sharon R. Driscoll

Sharon R. Driscoll

Chief Financial Officer

Ritchie Bros. Auctioneers Incorporated